82-3116

GREAT QUEST
METALS LTD.

04035465

July 5, 2004

SUPPL

RECEIVED
2004 JUL 13 P 2:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on July 5, 2004. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

PROCESSED
JUL 14 2004
THOMSON FINANCIAL

dlw 7/14

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

July 5, 2004
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Annual General Meeting Results and Current Activities

Annual General Meeting

The Company wishes to advise it held its Annual General Meeting on June 24, 2004 at which time Willis W. Osborne, Victor J.E. Jones and Mahamadou Keita were re-elected to the Company's board of directors. Willis W. Osborne was appointed as Chief Executive Officer, Chief Financial Officer and President of the Company and Jennifer Nestoruk was appointed as Secretary of the Company.

Adoption of Stock Option Plan

The Company also wishes to announce the Company's disinterested shareholders approved the adoption of a stock option plan that provides for the granting of options for the purchase of shares equal to 10% of the Company's issued and outstanding shares to be granted in accordance with TSX Venture Exchange.

Current Activities

The Company's second exploration program on the Djambaye 2 zone is presently in progress. A total of 47 pits will have been dug and sampled by the end of this week. The objective of the program is to attempt and determine the width of the zone. Previously, 29 samples from the bottom of 24, 10-m-12-m-deep pits dug over a length of 392 m averaged 31.44 g/t gold. Nineteen samples on material from old pits over a further length of 1 km, north and south of and on strike with the above 392 m, averaged 3.22 g/t gold. This indicates a possible zone with a length of 1,435 metres, open in both directions.

ON BEHALF OF THE BOARD OF DIRECTORS

"Signed"
Willis W. Osborne
President

N E W S R E L E A S E